

16013497

S
:COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-66595

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Capital Advisors BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 250
(No and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Raben 310.691.8761
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Hudson Capital Advisors BD, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2015**

# Table of Contents

## OATH OR AFFIRMATION

I, Bruce Raben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Capital Advisors BD, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


J. M. SARSTEDT
Commission # 2024805
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2017

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Capital Advisors BD, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

**Hudson Capital Advisors BD, LLC**
**Statement of Financial Condition**
**December 31, 2015**

**Assets**

| | |
|---|---|
| Cash | $ 62,491 |
| FINRA CRD | 624 |
| Accounts receivable | 160,000 |
| Prepaid expenses | 431,250 |
| Equipment (net of accumulated depreciation, $8,150) | - |
| **Total Assets** | $ 654,365 |

**Liabilities and Member's Equity**

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 33,045 |
| Commissions payable | 120,000 |
| **Total Liabilities** | 153,045 |
| Member's Equity | |
| Retained earnings | 501,320 |
| **Total Liabilities and Member's Equity** | $ 654,365 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Income**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| **Revenue** | |
| Fees | $1,443,750 |
| Total Revenue | 1,443,750 |
| **Expenses** | |
| Bonus | 200,000 |
| Commission expense | 851,125 |
| Consulting expense | 18,750 |
| Office and administrative fees | 9,390 |
| Professional fees | 19,972 |
| Regulatory fees | 5,198 |
| Rent and parking | 14,460 |
| SIPC fees | 3,209 |
| All other expenses | 16,206 |
| Total Expenses | 1,138,310 |
| **Income Before Tax Provision** | 305,440 |
| Income Tax Provision | 6,800 |
| **Net Income** | $ 298,640 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| Balance, December 31, 2014 | $ 181,480 |
| Capital Contribution | 21,200 |
| Net Income | 298,640 |
| Balance, December 31, 2015 | $ 501,320 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**

**Statement of Cash Flows**

**For the Year Ended December 31, 2015**

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 298,640 |
| Capital contribution non cash | 21,200 |
| Changes in operating assets and liabilities: | |
| FINRA CRD | 602 |
| Accounts receivable | (160,000) |
| Prepaid expenses | (431,250) |
| Accrued expenses | (7,358) |
| Commissions payable | 120,000 |
| Net cash provided (used) by operating activities | (158,166) |
| Cash Flows for Acquisition Activities: | - |
| Cash Flows for Investing Activities: | - |
| Net decrease in cash | (158,166) |
| Cash - beginning of the year | 220,657 |
| Cash - end of the year | $ 62,491 |
| Supplemental Cash Flow Information | |
| Cash paid for interest | $ - |
| Cash paid for income tax | $ 800 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Notes to Financial Statements**
**December 31, 2015**

## Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the Company), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the Former Parent). Effective July 1, 2009, BIR, LLC (the Parent), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- **Private placements of securities**
- **Advisor – banking, mergers & acquisitions**

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition**
The Company records revenue when fees are earned, generally as the services are rendered to the Company's clients.

**Income Taxes**

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800.

## Note 2 – Significant Accounting Policies (continued)

### Income Taxes (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

**Depreciation** – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

## Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

## Note 4 – Related Party Transactions

During the year ended December 31, 2015 an affiliated company provided administrative services to the Company for a total of $20,400 based on the expense sharing agreement. The Company also shares office space with this affiliated company.

## Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $29,446 which was $19,238 in excess of its required net capital of $10,208. The Company's net capital ratio was 5.20 to 1.

**Hudson Capital Advisors BD, LLC**
**Notes to Financial Statements**
**December 31, 2015**

### Note 7 – Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. The Company is however, subject to the annual California LLC tax of $6,800.

### Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

### Note 9 – Leases

The Company shares office space with an affiliated company (see Note 4) and has no rent expense.

### Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 to February 26, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

## Hudson Capital Advisors BD, LLC
## Schedule I - Computation of Net Capital Requirement
## Pursuant to Rule 15c3-1
## December 31, 2015

| | | |
|---|---|---|
| Computation of Net Capital | | |
| Total ownership equity from statement of financial condition | $ | 501,320 |
| Less - non allowable assets: | | |
| FINRA CRD | | 624 |
| Accounts receivable | | 40,000 |
| Prepaid expenses | | 431,250 |
| Net Capital | $ | 29,446 |
| | | |
| Computation of Net Capital Requirements | | |
| Minimum net aggregate indebtedness - | | |
| 6.67% of net aggregate indebtedness | $ | 10,208 |
| | | |
| Minimum dollar net capital required | $ | 5,000 |
| | | |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| | | |
| Excess Capital | $ | 19,238 |
| | | |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness | $ | 14,142 |
| | | |
| Computation of Aggregate Indebtedness | | |
| Total liabilities | $ | 153,045 |
| | | |
| Aggregate indebtedness to net capital | | 5.20 |

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| Net Capital per Company's Computation | $ | 8,245 |
| Variance | | |
| Accounts receivable (net) | | (40,000) |
| Ownership equity | | 40,000 |
| Capital contribution | | 21,200 |
| Rounding | | 1 |
| Net Capital per Audit Report | $ | 29,446 |

See accompanying notes to financial statements

**Hudson Capital Advisors BD, LLC**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2015**

A computation of reserve requirement is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**Hudson Capital Advisors BD, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3**
**As of December 31, 2015**

Information relating to possession or control requirements is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Hudson Capital Advisors BD, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Hudson Capital Advisors BD, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of Form SIPC-7. Hudson Capital Advisors BD, LLC's management is responsible for Hudson Capital Advisors BD, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I am not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hudson Capital Advisors BD LLC
100 Wilshire Blvd., Suite 250
Santa Monica, CA 90401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,209.38

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,500.00 )

7/31/15
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 709.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $709.38

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Capital Advisors BD LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 11 day of January, 20 16.

Elizabeth Tractenberg FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/15
and ending 12/31/15

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,283,750, |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $1,283.750 |
| 2e. General Assessment @ .0025 | $3,209.38 |

(to page 1, line 2.A.)

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Hudson Capital Advisors BD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hudson Capital Advisors BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hudson Capital Advisors BD, LLC stated that Hudson Capital Advisors BD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hudson Capital Advisors BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

**Hudson Capital Advisors BD, LLC**
**100 Wilshire Blvd., Suite 250**
**Santa Monica, CA 90401**

**Exemption Request Form**

January 5, 2016

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Hudson Capital Advisors BD, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,



Bruce Raben, Managing Member